Page 1 of 36 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard's, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

254067101
(CUSIP Number)

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

(Page 1 of 36 Pages)

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 2 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Companies Equity Partners, L.P.
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)            ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS                          WC
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                597,230
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           597,230
WITH                                           _________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
________________________________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,230
________________________________________________________________________________________________
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________________
13)          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.84%
__________________________________________________________________________
14)       TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 3 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Companies Investors, LLC
 ___________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                   (b)           ☐
___________________________________________________________________________________
3)    SEC USE ONLY
___________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
___________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
___________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                597,230
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           597,230
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
___________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,230
___________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.84%
_________________________________________________________________
14)         TYPE OF REPORTING PERSON
OO
_________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 4 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Investments, L.P.
 __________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)            ☐
___________________________________________________________________________________
3)    SEC USE ONLY
___________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
___________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
___________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                395,507
SHARES                                    _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           395,507
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
___________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
395,507
___________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56%
_________________________________________________________________
14)         TYPE OF REPORTING PERSON
PN
_________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 5 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Companies Advisors, LLC
 ____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)    SEC USE ONLY
____________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                395,507
SHARES                                     _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           395,507
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
395,507
____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56%
_________________________________________________________________
14)         TYPE OF REPORTING PERSON
OO
_________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 6 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Companies Offshore Fund, Ltd.
 ____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)    SEC USE ONLY
____________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
____________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,042,132
SHARES                                     _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,042,132
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,132
____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46%
____________________________________________________________________________________
14)            TYPE OF REPORTING PERSON
OO
____________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 7 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Offshore Advisors II, LLC
 ____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)    SEC USE ONLY
____________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,042,132
SHARES                                     _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,042,132
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,132
____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46%
_________________________________________________________________
14)        TYPE OF REPORTING PERSON
IA, OO
____________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 8 of 36 Pages

1)           NAME OF REPORTING PERSON
Barington Capital Group, L.P.
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_______________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
_______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
_______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
New York
_______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                2,034,869
SHARES                                     ________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           2,034,869
WITH                                           ________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869
_______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%
____________________________________________________________________
14)        TYPE OF REPORTING PERSON
PN
_______________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 9 of 36 Pages

1)           NAME OF REPORTING PERSON
LNA Capital Corp.
 ___________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)            ☐
___________________________________________________________________________________
3)    SEC USE ONLY
___________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
___________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
___________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                2,034,869
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           2,034,869
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
___________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869
___________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%
_________________________________________________________________
14)        TYPE OF REPORTING PERSON
CO
____________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 10 of 36 Pages

1)           NAME OF REPORTING PERSON
James A. Mitarotonda
 ______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
______________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                2,034,869
SHARES                                     _______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           2,034,869
WITH                                           _______________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________________
11)          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869
______________________________________________________________________________________
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
___________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%
___________________________________________________________________
14)       TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 11 of 36 Pages

1)           NAME OF REPORTING PERSON
RJG Capital Partners, L.P.
 ______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
______________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                11,500
SHARES                                     _______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           11,500
WITH                                           _______________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500
______________________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
______________________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
PN
______________________________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 12 of 36 Pages

1)           NAME OF REPORTING PERSON
RJG Capital Management, LLC
 _________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_________________________________________________________________________________________
3)    SEC USE ONLY
_________________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
_________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)    ☐
_________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                11,500
SHARES                                     __________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           __________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           11,500
WITH                                           __________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500
_________________________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
_____________________________________________________________________
14)           TYPE OF REPORTING PERSON
OO
_____________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 13 of 36 Pages

1)           NAME OF REPORTING PERSON
Ronald J. Gross
 ____________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)   SEC USE ONLY
____________________________________________________________________________________
4)       SOURCE OF FUNDS        OO
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                11,500
SHARES                                     _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           11,500
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11)          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500
____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
__________________________________________________________________
14)        TYPE OF REPORTING PERSON
IN
__________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 14 of 36 Pages

1)           NAME OF REPORTING PERSON
Clinton Multistrategy Master Fund, Ltd.
 ____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)    SEC USE ONLY
____________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     _____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           494,750
EACH                                           _____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
494,750
____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
494,750
____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.70%
_________________________________________________________________
14)         TYPE OF REPORTING PERSON
CO
_________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 15 of 36 Pages

1)           NAME OF REPORTING PERSON
Clinton Special Opportunities Master Fund, Ltd.
 ____________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)   SEC USE ONLY
____________________________________________________________________________________
4)   SOURCE OF FUNDS        WC
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           20,000
EACH                                           _____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
20,000
____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000
____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%
_________________________________________________________________
14)        TYPE OF REPORTING PERSON
CO
_________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 16 of 36 Pages

1)           NAME OF REPORTING PERSON
Clinton Magnolia Master Fund, Ltd.
 _____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_____________________________________________________________________________________
3)    SEC USE ONLY
_____________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
_____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
_____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
_____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                      ______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           1,247,400
EACH                                           ______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ______________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,247,400
_____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,247,400
_____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.75%
__________________________________________________________________
14)         TYPE OF REPORTING PERSON
CO
__________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 17 of 36 Pages

1)           NAME OF REPORTING PERSON
Clinton Lexington Master Fund, L.P.
 ______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
______________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________
 4)   SOURCE OF FUNDS        AF
______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
______________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                      _______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                  none
EACH                                           _______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           _______________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none
______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
___________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
none
___________________________________________________________________
14)        TYPE OF REPORTING PERSON
PN
___________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 18 of 36 Pages

1)           NAME OF REPORTING PERSON
Clinton Group, Inc.
 _____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_____________________________________________________________________________________
3)    SEC USE ONLY
_____________________________________________________________________________________
4)    SOURCE OF FUNDS    AF
_____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)        ☐
_____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                      ______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           1,762,150
EACH                                           ______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ______________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,762,150
_____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,762,150
_____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.48%
__________________________________________________________________
14)         TYPE OF REPORTING PERSON
IA, CO
__________________________________________________________________

SCHEDULE 13D
CUSIP No. 254067101                                                                                 Page 19 of 36 Pages

1)           NAME OF REPORTING PERSON
George E. Hall
 _____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_____________________________________________________________________________________
3)    SEC USE ONLY
_____________________________________________________________________________________
4)    SOURCE OF FUNDS        AF
_____________________________________________________________________________________
5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)        ☐
_____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                      ______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           1,762,150
EACH                                           ______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ______________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,762,150
_____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,762,150
_____________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.48%
__________________________________________________________________
14)         TYPE OF REPORTING PERSON
IN
__________________________________________________________________

Page 20 of 36 Pages

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2008, as amended by that certain Amendment No. 1 filed with the SEC on March 4, 2008 and that certain Amendment No. 2 filed with the SEC on March 19, 2008 (collectively, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Dillard’s Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.                      Identity and Background.

The second paragraph of Item 2 (a) - (c) of the Statement is hereby amended and restated as follows:

As of March 21, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,808,519 shares of Common Stock, representing approximately 5.35% of the shares of Common Stock presently outstanding based upon the 71,155,347 shares of Common Stock reported by the Company to be issued and outstanding as of December 1, 2007 in its Form 10-Q filed with the SEC on December 5, 2007 (the “Issued and Outstanding Shares”). Clinton Lexington Master Fund, L.P. no longer beneficially owns Common Stock of the Company and, as a result, is no longer required to be included as a member of any group with the other Reporting Entities in future amendments to this Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 381,650 shares of Common Stock and 74,700 shares of Common Stock subject to American-style call options.  The amount of funds expended for purchases of Common Stock since the filing of the Statement was approximately $3,308,328.00 by Clinton Magnolia Master Fund, Ltd and $3,450,709.50 by Clinton Magnolia Master Fund, Ltd.  The amount of funds expended for purchases of American-style call options to acquire Common Stock since the filing of the Statement was approximately $4,380.00 by Barington Companies Equity Partners, L.P., $2,900.00 by Barington Investments, L.P. and $7,660.00 by Barington Companies Offshore Fund, Ltd.

All purchases of Common Stock and American-style call options to acquire Common Stock by the Reporting Entities since the filing of the Statement were made in open market transactions.  All such purchases of Common Stock and American-style call options to acquire Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  All transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, shares of Common Stock subject to listed American-style call and put options, are set forth in the Schedule attached hereto and incorporated herein by reference.

Page 21 of 36 Pages

Item 4.                       Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On March 20, 2008, Barington and Clinton Multistrategy Master Fund, Ltd. (“Clinton”) delivered a letter (the “March Demand Letter”) to the Company demanding, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, copies of certain books and records of the Company in order to enable Barington and Clinton to investigate and communicate with the Company’s stockholders regarding matters relating to their mutual interests as stockholders, including, without limitation, the use of corporate assets, the levels and types of compensation, perquisites and benefits provided to directors and executive officers of the Company or related parties, the nature of any family, business or personal relationships between the Company’s executive officers and directors, Board oversight and certain decisions by the Board or its committees regarding the foregoing matters or otherwise affecting the Board, the management or corporate governance of the Company or other interests of stockholders.  A copy of the March Demand Letter is attached as Exhibit 99.7 and incorporated herein by reference.  The foregoing description of the March Demand Letter is qualified in its entirety by reference to such exhibit.

Item 5.                      Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a) – (b) As of March 21, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 597,230 shares of Common Stock, which includes 29,400 shares of Common Stock subject to call options, representing approximately 0.84% of the Issued and Outstanding Shares.  As of March 21, 2008, Barington Investments, L.P. beneficially owns 395,507 shares of Common Stock, which includes 19,400 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares.  As of March 21, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 1,042,132 shares of Common Stock, which includes 51,200 shares of Common Stock subject to call options, representing approximately 1.46% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 29,400 shares of Common Stock subject to call options, representing approximately 0.84% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 19,400 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 51,200 shares of Common Stock subject to call options, representing approximately 1.46% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially

Page 22 of 36 Pages

owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 29,400 shares of Common Stock subject to call options, the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 19,400 shares of Common Stock subject to call options, and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 51,200 shares of Common Stock subject to call options.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of March 21, 2008, RJG Capital Partners, L.P. beneficially owns 11,500 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares.  As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 11,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of March 21, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owns 494,750 shares of Common Stock, representing approximately 0.70% of the Issued and Outstanding Shares.  As of March 21, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owns 20,000 shares of Common Stock subject to call options, representing approximately 0.03% of the Issued and Outstanding Shares.  As of March 21, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owns 1,247,400 shares of Common Stock, representing approximately 1.75% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc.

Page 23 of 36 Pages

may be deemed to beneficially own the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 1,762,150 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.48% of the Issued and Outstanding Shares.  By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 1,762,150 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.48% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power.  Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 494,750 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,247,400 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd.  Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, with respect to  shares of Common Stock subject to listed American-style call and put options, is set forth in the Schedule attached hereto and incorporated herein by reference.

Page 24 of 36 Pages

Item 7.                      Material to be Filed as Exhibits.

99.7	Letter dated March 20, 2008 from Barington and Clinton to the Company.

Page 25 of 36 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:                      March 24, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:    Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

Page 26 of 36 Pages

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:  LNA Capital Corp., its general
  partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

Page 27 of 36 Pages

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title:   Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

CLINTON MULTISTRATEGY MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name:  Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name:  Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name:  Francis Ruchalski
Title: Chief Financial Officer

CLINTON LEXINGTON MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name:  Francis Ruchalski
Title: Chief Financial Officer

Page 28 of 36 Pages

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name:  Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

Page 29 of 36 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/19/2008	Sell	Put	(14,700)	$17.50	3/22/2008	$0.550	$(8,085.00)
3/19/2008	Buy	Call	21,900	$17.50	3/22/2008	$0.200	$4,380.00
3/19/2008	Sell	Call	(43,900)	$17.50	3/22/2008	$0.267	$(11,721.30)
3/20/2008	Sell	Call	(36,800)	$17.50	3/22/2008	$0.503	$(18,510.40)
3/20/2008	Sell	Put	(13,000)	$17.50	3/22/2008	$0.050	$(650.00)
3/20/2008	Expired	Put	(3,400)	$17.50	3/22/2008

Options purchased and sold by Barington Investments, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/19/2008	Sell	Put	(9,700)	$17.50	3/22/2008	$0.550	$(5,335.00)
3/19/2008	Buy	Call	14,500	$17.50	3/22/2008	$0.200	$2,900.00
3/19/2008	Sell	Call	(29,100)	$17.50	3/22/2008	$0.267	$(7,769.70)
3/20/2008	Sell	Call	(24,200)	$17.50	3/22/2008	$0.503	$(12,172.60)
3/20/2008	Sell	Put	(8,700)	$17.50	3/22/2008	$0.050	$(435.00)
3/20/2008	Expired	Put	(2,300)	$17.50	3/22/2008

Options purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/19/2008	Sell	Put	(25,600)	$17.50	3/22/2008	$0.550	$(14,080.00)
3/19/2008	Buy	Call	38,300	$17.50	3/22/2008	$0.200	$7,660.00
3/19/2008	Sell	Call	(76,700)	$17.50	3/22/2008	$0.267	$(20,478.90)
3/20/2008	Sell	Call	(64,000)	$17.50	3/22/2008	$0.503	$(32,192.00)
3/20/2008	Sell	Put	(23,300)	$17.50	3/22/2008	$0.050	$(1,165.00)
3/20/2008	Expired	Put	(5,700)	$17.50	3/22/2008

Shares purchased and sold by Clinton Multistrategy Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
3/19/2008	134,500	$17.443	$2,346,083.50
3/19/2008	1,600	$17.104	$27,366.40
3/20/2008	(127,000)	$15.000	$(1,905,000.00)
3/20/2008	(28,900)	$17.500	$(505,750.00)
3/20/2008	51,350	$18.206	$934,878.10

Page 30 of 36 Pages

Options purchased and sold by Clinton Multistrategy Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/19/2008	Cover Short	Call	20,000	$15.00	3/21/2008	$2.460	$49,200.00
3/19/2008	Cover Short	Call	13,000	$15.00	3/21/2008	$2.750	$35,750.00
3/19/2008	Short Sell	Call	(60,000)	$17.50	4/19/2008	$1.150	$(69,000.00)
3/20/2008	Short Sell	Call	(30,000)	$20.00	4/19/2008	$0.500	$(15,000.00)
3/20/2008	Short Sell	Call	(30,000)	$17.50	4/19/2008	$1.387	$(41,610.00)

Options purchased and sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/19/2008	Cover Short	Call	10,000	$15.00	3/21/2008	$2.750	$27,500.00

Shares purchased by Clinton Magnolia Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
3/19/2008	17,400	$17.330	$301,542.00
3/19/2008	1,100	$17.104	$18,814.40
3/19/2008	89,700	$17.443	$1,564,637.10
3/20/2008	86,000	$18.206	$1,565,716.00
3/20/2008	(70,300)	$17.500	$(1,230,250.00)

Options purchased and sold by Clinton Magnolia Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/19/2008	Cover Short	Call	40,000	$15.00	3/21/2008	$2.559	$102,360.00
3/19/2008	Short Sell	Call	(120,000)	$17.50	4/19/2008	$1.150	$(138,000.00)
3/20/2008	Short Sell	Call	(60,000)	$20.00	4/19/2008	$0.504	$(30,240.00)
3/20/2008	Short Sell	Call	(110,000)	$17.50	4/19/2008	$1.364	$(150,040.00)

Shares sold by Clinton Lexington Master Fund, L.P.

Date	Number of Shares	Price per Share	Cost(*)
3/19/2008	(17,400)	$17.330	$(301,542.00)
3/20/2008	(121,700)	$15.000	$(1,825,500.00)
3/20/2008	(10,600)	$17.500	$(185,500.00)

-------------------------------------------
(*)    Excludes commissions and other execution-related costs